                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13G
                                (Rule 13d-102)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(b)

                       Under the Securities Act of 1934


                        Arch Communications Group, Inc.
         ------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, Par Value $.01 Per Share
         ------------------------------------------------------------
                        (Title of Class of Securities)


                                   039381504
         ------------------------------------------------------------
                                (CUSIP Number)

                               December 31, 1999
         ------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                   [X]  Rule 13d-1(b)

                        Rule 13d-1(c)

                        Rule 13d-1(d)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 039381504                   13G                     Page 2 of 12 Pages
-------------------                                           ------------------


--------------------------------------------------------------------------------
1   Name of Reporting Person                    Steven A. Van Dyke

    I.R.S. Identification No. of Above Person   Not applicable
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group                    (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Citizenship or Place of Organization
    United States
--------------------------------------------------------------------------------
                   5  Sole Voting Power
Number of Shares      50,000
                  --------------------------------------------------------------
  Beneficially     6  Shared Voting Power
                      4,405,201
    Owned by      --------------------------------------------------------------
                   7  Sole Dispositive Power
 Each Reporting       50,000
                  --------------------------------------------------------------
  Person With      8  Shared Dispositive Power
                      4,405,201
--------------------------------------------------------------------------------
9   Aggregate Amount Beneficially Owned by Each Reporting Person
    4,455,201
--------------------------------------------------------------------------------
10  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                            [_]
--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)
    8.7%
--------------------------------------------------------------------------------
12  Type of Reporting Person
    IN, HC
--------------------------------------------------------------------------------

CUSIP No. 039381504                   13G                     Page 3 of 12 Pages
-------------------                                           ------------------


--------------------------------------------------------------------------------
1   Name of Reporting Person                    Douglas P. Teitelbaum

    I.R.S. Identification No. of Above Person   Not applicable
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group                    (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Citizenship or Place of Organization
    United States
--------------------------------------------------------------------------------
                   5  Sole Voting Power
Number of Shares      0
                  --------------------------------------------------------------
  Beneficially     6  Shared Voting Power
                      4,405,201
    Owned by      --------------------------------------------------------------
                   7  Sole Dispositive Power
 Each Reporting       0
                  --------------------------------------------------------------
  Person With      8  Shared Dispositive Power
                      4,405,201
--------------------------------------------------------------------------------
9   Aggregate Amount Beneficially Owned by Each Reporting Person
    4,405,201
--------------------------------------------------------------------------------
10  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                            [_]
--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)
    8.60%
--------------------------------------------------------------------------------
12  Type of Reporting Person
    IN, HC
--------------------------------------------------------------------------------

CUSIP No. 039381504                   13G                     Page 4 of 12 Pages
-------------------                                           ------------------


--------------------------------------------------------------------------------
1   Name of Reporting Person                    Tower Investment Group, Inc.

    I.R.S. Identification No. of Above Person   59-2924229
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group                    (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Citizenship or Place of Organization
    Florida
--------------------------------------------------------------------------------
                   5  Sole Voting Power
Number of Shares      4,405,201
                  --------------------------------------------------------------
  Beneficially     6  Shared Voting Power
                      0
    Owned by      --------------------------------------------------------------
                   7  Sole Dispositive Power
 Each Reporting       4,405,201
                  --------------------------------------------------------------
  Person With      8  Shared Dispositive Power
                      0
--------------------------------------------------------------------------------
9   Aggregate Amount Beneficially Owned by Each Reporting Person
    4,405,201
--------------------------------------------------------------------------------
10  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                            [_]
--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)
    8.6%
--------------------------------------------------------------------------------
12  Type of Reporting Person
    HC
--------------------------------------------------------------------------------

CUSIP No. 039381504                   13G                     Page 5 of 12 Pages
-------------------                                           ------------------


--------------------------------------------------------------------------------
1   Name of Reporting Person                    Bay Harbour Management, L.C.

    I.R.S. Identification No. of Above Person   59-3418243
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group                    (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Citizenship or Place of Organization
    Florida
--------------------------------------------------------------------------------
                   5  Sole Voting Power
Number of Shares      4,405,201
                  --------------------------------------------------------------
  Beneficially     6  Shared Voting Power
                      0
    Owned by      --------------------------------------------------------------
                   7  Sole Dispositive Power
 Each Reporting       4,405,201
                  --------------------------------------------------------------
  Person With      8  Shared Dispositive Power
                      0
--------------------------------------------------------------------------------
9   Aggregate Amount Beneficially Owned by Each Reporting Person
    4,405,201
--------------------------------------------------------------------------------
10  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                            [_]
--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)
    8.60%
--------------------------------------------------------------------------------
12  Type of Reporting Person
    IA
--------------------------------------------------------------------------------

CUSIP No. 039381504                   13G                     Page 6 of 12 Pages
-------------------                                           ------------------


Item 1(a) Name of Issuer

          Arch Communications Group, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

          1800 West Park Drive, Suite 250
          Westborough, Massachusetts 01581

Item 2(a) Name of Person(s) Filing:

          Bay Harbour Management, L.C. ("Bay Harbour"), Tower Investment Group, Inc. ("Tower"), as the majority stockholder of Bay Harbour, Steven A. Van Dyke ("Mr. Van Dyke"), in his capacity as a stockholder and president of Tower, and Douglas P. Teitelbaum ("Mr. Teitelbaum"), in his capacity as a stockholder of Tower.

Item 2(b) Address of Principal Business Office:

          The principal business address of Bay Harbour, Tower and Mr. Van Dyke is 777 South Harbour Island Boulevard, Suite 270, Tampa, Florida 33602. Mr. Teitelbaum's principal business address is 885 Third Avenue, 34th Floor, New York, NY 10022.

Item 2(c) Citizenship:

          Bay Harbour - Florida
          Tower - Florida
          Mr. Van Dyke - United States
          Mr. Teitelbaum - United States

CUSIP No. 039381504                   13G                     Page 7 of 12 Pages
-------------------                                           ------------------


Item 2(d) Title of Class of Securities:

          Common Stock, par value $.01 per share, of Arch Communications Group, Inc. ("Arch Communications Common Stock").

Item 3    The person(s) filing is (are):

          Bay Harbour is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

          Tower is a parent holding company of Bay Harbour.

          Mr. Van Dyke is a "parent holding company" of Bay Harbour.

          Mr. Teitelbaum is a "parent holding company" of Bay Harbour.

Item 4(a) Amount Beneficially Owned:

          As of December 31, 1999, Bay Harbour may be deemed to be the beneficial owner of 4,405,201 shares of Arch Communications Common Stock as a result of voting and dispositive power that it held with respect to the 4,405,201 shares of American Banknote Common Stock held for the account of five private investment funds and seven managed accounts.

          As of December 31, 1999, Tower may be deemed to be the beneficial owner of the 4,405,201 shares of Arch Communications Common Stock deemed to be beneficially owned by Bay Harbour as referred to above. Tower is the majority stockholder of Bay Harbour.

          As of December 31, 1999, Mr. Van Dyke may be deemed beneficial owner of 4,455,201 shares of Arch Communications Common Stock, consisting of
          (i) 4,405,201 shares of Common Stock deemed to be beneficially owned by Bay Harbour as referred to above and (ii) 50,000 shares of Common Stock beneficially owned by Mr. Van Dyke. Mr. Van Dyke is a stockholder and President of Tower.

          As of December 31, 1999, Mr. Teitelbaum may be deemed the beneficial owner of 4,405,201 shares of Arch Communications Common Stock, deemed to be beneficially owned by Bay Harbour as referred to above. Mr. Teitelbaum is a stockholder of Tower.

Item 4(b) Percent of Class:

          8.70% (8.60% beneficially owned by Tower, Bay Harbour and Mr. Teitelbaum)

CUSIP No. 039381504                   13G                     Page 8 of 12 Pages
-------------------                                           ------------------


Item 4(c) Number of shares as to which reporting persons have:

          Number of shares as to which Bay Harbour has:

          (i)   sole power to vote or direct the vote:  4,405,201
          (ii)  shared power to vote or to direct the vote:  0
          (iii) the sole power to dispose of or to direct the disposition of:
                4,405,201
          (iv)  shared power to dispose of or to direct the disposition of:  0

          Bay Harbour does not currently possess any rights to acquire additional shares of American Banknote Corporation Common Stock.

          Number of shares as to which Tower has:

          (i)   sole power to vote or direct the vote:  4,405,201
          (ii)  shared power to vote or to direct the vote:  0
          (iii) the sole power to dispose of or to direct the disposition of:
                4,405,201
          (iv) shared power to dispose of or to direct the disposition of: 0

          Tower does not currently possess any rights to acquire additional shares of American Banknote Corporation Common Stock.

          Number of shares as to which Mr. Van Dyke has:

          (i)   sole power to vote or direct the vote:  50,000
          (ii)  shared power to vote or to direct the vote:  4,405,201
          (iii) the sole power to dispose of or to direct the disposition of:
                50,000
          (iv)  shared power to dispose of or to direct the disposition of:
                4,405,201

          Mr. Van Dyke does not currently possess any rights to acquire additional shares of American Banknote Corporation Common Stock.

          Number of shares as to which Mr. Teitelbaum has:

          (i)   sole power to vote or direct the vote:  0
          (ii)  shared power to vote or to direct the vote:  4,405,201
          (iii) the sole power to dispose of or to direct the disposition of:  0
          (iv)  shared power to dispose of or to direct the disposition of:
                4,405,201

          Mr. Teitelbaum does not currently possess any rights to acquire additional shares of American Banknote Corporation Common Stock.

CUSIP No. 039381504                   13G                     Page 9 of 12 Pages
-------------------                                           ------------------


Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of another Person

          The limited Partners of the partnerships and the investors in the managed accounts for which Bay Harbour acts as an investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by their funds or accounts, as the case may be. No such fund, single limited partner of any of such funds nor any investor in a managed account has the right to receive, nor the power to direct the receipt of dividends from, or proceeds from the sale of, shares of Arch Communications Common Stock reported in this Schedule 13G representing more than five percent of the outstanding Arch Communications Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          See Item 3 hereof.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of the Group.

          Not Applicable.

Item 10.  Certification.

          By signing below each of the undersigned certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 039381504                   13G                    Page 10 of 12 Pages
-------------------                                          -------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2000            BAY HARBOUR MANAGEMENT, L.C.

                                    By:   /s/ Steven A. Van Dyke
                                       -------------------------
                                        Name:  Steven A. Van Dyke
                                        Title: President


Date:  February 10, 2000            TOWER INVESTMENT GROUP, INC.

                                    By:   /s/ Steven A. Van Dyke
                                       --------------------------
                                        Name:  Steven A. Van Dyke
                                        Title: President


Date:  February 10, 2000                  /s/ Steven A. Van Dyke
                                       -----------------------------
                                            Steven A. Van Dyke



Date:  February 10, 2000                 /s/ Douglas P. Teitelbaum
                                       -----------------------------
                                           Douglas P. Teitelbaum

CUSIP No. 039381504                   13G                    Page 11 of 12 Pages
-------------------                                          -------------------


                                 Exhibit Index


Exhibit I Joint Filing Agreement, dated February 10, 2000, by and among Bay Harbour Management, L.C., Tower Investment Group, Inc., Steven A. Van Dyke and Douglas P. Teitelbaum.

CUSIP No. 039381504                   13G                    Page 12 of 12 Pages
-------------------                                          -------------------


                                                                       Exhibit I

                            Joint Filing Agreement

     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

     This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Date:  February 10, 2000            BAY HARBOUR MANAGEMENT, L.C.

                                    By: /s/ Steven A. Van Dyke
                                       ------------------------
                                        Name:  Steven A. Van Dyke
                                        Title: President and Chief Executive
                                               Officer


Date:  February 10, 2000            TOWER INVESTMENT GROUP, INC.

                                    By: /s/ Steven A. Van Dyke
                                       --------------------------
                                        Name:  Steven A. Van Dyke
                                        Title: President


Date:  February 10, 2000                   /s/ Steven A. Van Dyke
                                       -----------------------------
                                             Steven A. Van Dyke


Date:  February 10, 2000                /s/ Douglas P. Teitelbaum
                                     -------------------------------
                                          Douglas P. Teitelbaum